EXHIBIT 3.46

LIMITED PARTNERSHIP AGREEMENT

OF SEALY TEXAS, L.P.

Dated:  December 29, 1999

ORIGINAL

LIMITED PARTNERSHIP AGREEMENT

OF SEALY TEXAS, L.P.

THIS LIMITED PARTNERSHIP AGREEMENT OF SEALY TEXAS, L.P., made and entered into as of December 29, 1999, between SEALY TEXAS MANAGEMENT, INC., a Texas corporation as General Partner (“General Partner”), and SEALY TEXAS HOLDINGS LLC, a North Carolina Limited Liability Company, as Limited Partner (“Limited Partner”).

WITNESSETH:

WHEREAS, the General Partner and the Limited Partner (referred to herein collectively as the “Partners”) desire to form a limited partnership for the purposes herein expressed;

NOW, THEREFORE, in consideration of the premises, the terms and covenants contained herein, and the contributions to capital by the Partners as set forth in Article III of this Agreement, the Partners agree as follows:

ARTICLE I

FORMATION AND ORGANIZATION

1.1           Formation: Name of Partnership.  The Partners hereby enter into and form a limited partnership (the “Partnership”) under the Texas Revised Limited Partnership Act (Vernon’s Civil Statutes Art. 5132a-1, Section 1.01, et seq.) (the “Act”) for the purposes hereinafter set forth. The name of the Partnership shall be SEALY TEXAS L.P., and the Partnership shall conduct its business under such name or such assumed name or names as the General Partner deems necessary or appropriate.

1.2           Definitions.  The following terms as used herein, unless the context specifically requires otherwise, shall have the following respective meanings:

“Act” is defined in Section 1.1.

“Adjusted Capital Account Deficit” shall mean, with respect to any Partner, the deficit balance, if any, in such Partner’s Capital Account as of the end of the relevant year, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts which such Partner is obligated to restore pursuant to Section 3.4, Section 7.4, Section 7.7, or any other provision of this Agreement; (ii) credit to such Capital Account the partner’s share of Minimum Gain; and (iii) debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii) (d) (4), (5) and (6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” shall mean any corporation, partnership or association controlled by, controlling or under common control with a Partner, with the concept of “control” in this context meaning the ownership of at least 50% of the voting securities or partnership equity or other beneficial interest of the controlled entity.

“Agreement” shall mean this instrument, as it may be amended from time to time pursuant to Section 8.4. Unless otherwise specified, all references herein to Sections are to Sections of this Agreement.

“Capital Account” is defined in Section 4.2.

“Capital Contributions” of a Partner shall mean the cash and the agreed value of the property contributed by such Partner to the Partnership pursuant to Section 3.1.

“Capital Percentage” is defined in Section 3.2.

“Code” shall refer to the Internal Revenue Code of 1986, as amended.

“Costs” shall mean all costs and expenses incurred by the Partnership or by any Partner on behalf of the Partnership, but excluding principal payments on Partnership loans and distributions to Partners.

“Entity” shall mean any corporation, partnership, joint venture, trust or other organization.

“Minimum Gain” shall mean the aggregate gain, if any, that would be realized by the Partnership for purposes of computing income or loss with respect to each Partnership asset if each Partnership asset was disposed of by the Partnership in a taxable transaction in full satisfaction of all nonrecourse liabilities of the Partnership secured by such asset. Minimum Gain with respect to each Partnership asset shall be further determined in accordance wit the rules of Treasury Regulation § 1.704-2(d) and any subsequent rule or regulation governing the determination of minimum gain. A Partner’s share of Minimum Gain at the end of any Partnership year shall equal the aggregate Nonrecourse Deductions allocated to such Partner (or his predecessors in interest) up to that time, less such Partner’s (and predecessors’) aggregate share of decreases in Minimum Gain determined in accordance with Treasury Regulation § 1.704-2(g).

“Net Cash Flow” of the Partnership is defined in Section 4.3.

“Net Income” shall mean for a taxable year of the Partnership the excess of (i) the income and gain of the Partnership for such year, determined in accordance with the accounting principles described in Section 4.1.1, over (ii) the deductions and losses of the Partnership for such year, determined in accordance with the accounting principles described in Section 4.1.1.

“Net Loss” shall mean for a taxable year of the Partnership the excess of (i) the deductions and losses of the Partnership for such year, determined in accordance with the accounting principles described in Section 4.1.1, over (ii) the income and gain of the Partnership for such year, determined in accordance with the accounting principles described in Section 4.1.1.

“Nonrecourse Deductions” shall mean the excess, if any, of the net increase in the amount of Minimum Gain during a Partnership year over the aggregate amount of any distributions during such year of proceeds of a nonrecourse liability that are allocable to an increase in Minimum Gain. The Nonrecourse Deductions of a year shall consist first of depreciation with respect to each item of Partnership property to the extent of the increase in Minimum Gain attributable to nonrecourse liabilities of the Partnership secured by such Partnership property, with the remainder of any Nonrecourse Deductions made up of a pro rata portion of the Partnership’s other items of loss. Nonrecourse Deductions shall be further determined in accordance with the rules of Treasury Regulation §§ 1.704-2(b)(1) and 1.704-2(c) and any subsequent rule or regulation governing the determination of nonrecourse deductions.

“Optional Partner Loan” is defined in Section 3.3.2.

“Partner Minimum Gain” shall mean the aggregate of the partner nonrecourse debt minimum gain amounts of the Partnership computed in accordance with Treasury Regulation § 1.704-2(i)(3).

“Partner Nonrecourse Deductions” shall be determined in accordance with the principles of Treasury Regulation § 1.704-2(i)(1). The amount of Partner Nonrecourse Deductions for a partnership fiscal year is determined in accordance with Treasury Regulation § 1.704-2(i)(2) and generally equals the net increase, if any, in the amount of Partner Minimum Gain during that fiscal year, determined pursuant to Treasury Regulation § 1.704-2(i)(3).

“Partners” shall refer collectively to the General Partner and the Limited Partner, together with any other persons who hereafter may be admitted to the Partnership in accordance with the provisions of this Agreement, and shall also include, for allocation and distribution purposes only, any individual or Entity which has acquired all or any portion of a Partnership Interest (as distinguished from a lien thereon or a security interest therein) in a manner permitted by this Agreement, provided that notice of such acquisition has been received by the General Partner, whether or not such individual or Entity is a substituted Partner.

“Partnership” is defined in Section 1.1.

“Partnership Interest” is defined in Section 3.2.

“Partnership Office” is defined in Section 1.4.

“Prime Rate” shall mean the rate as determined from such bank or other source as the Partners may agree.

“Section 754 Election” is defined in Section 5.3.1.

“Winding Up” shall mean the period following a dissolution of the Partnership.

Other capitalized terms used in this Agreement shall have the meanings indicated.

1.3           Term.  This Agreement shall be effective and the Partnership shall commence as of the effective date of this Agreement, and shall continue until the termination of the Partnership in accordance with the provisions of Article VII.

1.4           Principal Office.  The principal office of the Partnership (the “Partnership Office”), where the books and records of the Partnership shall be kept, shall be One Office Parkway, Trinity, North Carolina, County of Randolph 27370 or such other location or locations as the General Partner may determine.

1.5           Registered Agent and Registered Office.  The Corporation Trust Center will be the registered agent for service of process of the Partnership in Texas. The address of the registered agent and the address of the registered office of the Partnership in Texas is 350 N. St. Paul Street, Dallas, Texas 75201.

1.6           Purpose of the Partnership. The purpose of the Partnership is to engage in any lawful act or activity for which limited partnerships may be organized under the Act, including without limitation, the manufacture and distribution of mattresses.

ARTICLE II

MANAGEMENT

2.1           Powers of General Partner. The General Partner shall have the full, exclusive and complete discretion to manage and control, and shall make all decisions affecting the business of and have all the powers of, the Partnership, and shall have all the rights, powers and duties of a general partner of a partnership without limited partners. Without limiting the generality of the foregoing, the General Partner shall have the powers and duties to cause the partnership (without consent from the Limited Partners):

(i)            to borrow money, execute instruments evidencing indebtedness, and secure indebtedness by mortgage, deed of trust, pledge, security interest or other lien in furtherance of Partnership purposes; to pay and discharge all indebtedness owing with respect to and secured by the Partnership’s assets, or any part thereof, and to cause the Partnership to make such other payments and perform such other acts as the General Partner may deem necessary to preserve the interest of the Partnership therein;

(ii)           to sell, assign, transfer, convey or otherwise dispose of Partnership property; to merge one or more entities with and into the Partnership;

(iii)          to prepare and file all requisite tax returns required by federal, state and local authorities having jurisdiction over the Partnership, and to cause the partnership to pay and discharge all taxes and assessments levied and assessed against the Partnership’s assets, or any part thereof;

(iv)          to comply with appropriate state laws respecting workers’ compensation and liability insurance, including the purchase of any required insurance and such additional insurance as the General Partner may deem necessary or appropriate:

(v)           to keep all books of accounts and other records required by the Partnership, and to keep vouchers, statements, receipted bills and invoices and other records, covering collections, disbursements, and other data in connection with the Partnership;

(vi)          to prepare and deliver to the Limited Partner such periodic reports as the General Partner may deem appropriate and to cause the Partnership to prepare and deliver annual reports in accordance with Section 5.1;

(vii)         to retain or employ for the Partnership’s account and coordinate their services of all employees, supervisors, accountants, attorneys and other persons necessary or appropriate to carry out the business of the Partnership;

(viii)        to the extent funds of the Partnership are available, to pay all debts and other obligations of the Partnership;

(ix)           to maintain all funds of the Partnership in an account or accounts at or in any bank or banks;

(x)            to determine the time and amount of distributions of Net Cash Flow to the Partners, and to make such distributions in accordance with Section 4.4 and the other provisions of this Agreement, and to establish reasonable reserves as the General Partner may determine to be advisable; and

(xi)           to do any act which is necessary to carrying out any of the purposes of the Partnership, including without limitation the foregoing.

The foregoing powers shall be exercised by the General Partner on the Partnership’s behalf and in its name, as its act and deed. All actions taken by the General Partner in the course of the Partnership’s business shall be binding on the Partnership and all Partners.

2.2           Time.  The General Partner shall devote to the conduct of the Partnership’s affairs such time as is reasonably necessary to effectively carry out the day-to-day management of the Partnership. Nothing in this Agreement shall be deemed to restrict in any way the freedom of any Partner to invest in and receive income from any business or other activity.

2.3           Reimbursement of Costs.  The Partnership shall promptly reimburse the General Partner for all reasonable costs and expenses incurred directly by the General Partner (other than overhead costs) on behalf of the Partnership when and as such costs are incurred. These expenses may include, but are not limited to, direct third party costs incurred in the administration of the Partnership.

2.4           Limitation on the General Partner’s Responsibility.  The General Partner’s obligations to perform the functions enumerated herein and such other obligations as may arise by operation of law shall be performable only to the extent that the Partnership has funds available therefor, and the General Partner shall not be personally liable to furnish involuntarily its own funds for any such purpose. The General Partner shall be obligated to act in good faith, and so long as it acts in good faith and is not grossly negligent, it shall have no liability or obligation to the Limited Partner or the Partnership for any decision, act or omission, whether or not such decision, act or omission may have been reasonably prudent, may have been a negligent act or omission or may have been in good or bad business judgment.

2.5           The Limited Partner Shall Not Act.  The Limited Partner shall not perform any act on behalf of the Partnership, incur any expense, obligation or indebtedness of any nature on behalf of the Partnership, or in any manner participate in the management of the Partnership or receive or be credited with any amounts, except as specifically contemplated hereunder.

2.6           Power of Attorney.  By the execution of this Agreement, the Limited Partner does irrevocably constitute and appoint the General Partner as its true and lawful attorney-in-fact and agent with full power and authority to act in its name, place and stead in the execution, acknowledgement, delivering, filing and recording of all certificates and documents that the General Partner deems necessary or reasonably appropriate for the following specific purposes:

(i)            to qualify or continue the Partnership as a limited partnership in Texas and to qualify the Partnership to do business in the states in which the Partnership is required to qualify;

(ii)           to reflect a change in the identity of any Partner, the addition of any Partner pursuant to the provisions of Article VI or an amendment of this Agreement made pursuant to the provisions of Section 8.4; and

(iii)          to reflect the dissolution and termination of the Partnership after same has been dissolved and terminated in accordance herewith.

The power of attorney granted herein shall be deemed to be coupled with an interest, shall be irrevocable and shall, to the extent permitted by law, survive the termination or death of the Limited Partner, and shall be binding on any assignee or vendee of the Limited Partner’s Partnership Interest hereunder, or any portion thereof, including any of the distributive rights relating thereto.

2.7           Indemnification. Indemnification Nonexclusivity.  Each person, entity or organization who at any time shall serve, or shall have served, as the General Partner or a. member, manager, director [or executive officer] of the General Partner, or any person, entity or organization who, while the General Partner or a member, manager, director [or executive officer] of the General Partner, is or was serving at the request of the Partnership or the General Partner as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, partnership, limited partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise (each such person, entity or organization referred to herein as an “indemnitee”), shall be entitled to indemnification as and to the fullest extent permitted by Texas law or any successor statutory provisions, as from time to time amended, but subject to the limitations provided in this Agreement, from and against any and all judgments, penalties, fines (including excise taxes), amounts paid in settlement.

ARTICLE III

CAPITAL OF THE PARTNERSHIP

3.1           Capital Contributions and Partnership Interests of the Partners.

3.1.1        Initial Contributions.  Upon execution of this Agreement, (i) the General Partner is hereby contributing Five Thousand Dollars ($5,000) to the capital of the Partnership, and (ii) the Limited Partner is hereby contributing, Four Hundred Sixty-Nine Thousand ($469,000) to the capital of the Partnership.

3.1.2        No Additional Contributions.  Except as provided in Section 3.4, no Partner shall be required to make additional contributions to the Partnership. Any additional contributions that are approved by both Partners shall be made in accordance with their relative Capital Percentages.

3.2           Partnership Interests: Capital Percentages.  The interest of each Partner in the Partnership (which shall include, without limitation, its rights as Partner and its interest in revenues, costs, Net Cash Flow and distributions pursuant to Section 7.4, hereinafter collectively called the “Partnership Interest”) shall be expressed as a percentage (the “Capital Percentage”) as set forth opposite each Partner’s name on Exhibit A attached hereto.

3.3           Additional Funds to Cover Costs.

3.3.1        Third Party Loans.  In the event that the Partnership, in order to discharge Costs or indebtedness, requires funds in excess of revenues, the General Partner shall be authorized, at any time and from time to time, to cause the Partnership to borrow such additional funds as shall in the judgment of the General Partner be sufficient for such purposes, upon such terms as the General Partner may deem advisable.

3.3.2        Optional Partner Loans. The General Partner may elect, but shall not be obligated, to make loans to the Partnership for unfunded Costs. If the General Partner elects to make any loans to the Partnership pursuant to this Section 3.3.2, it shall give the Limited Partner written notice thereof not less than 30 days prior to the date such loan is to be made. Such notice shall set forth the purposes of such loan. The Limited Partner shall have the right to elect to lend its Capital Percentage share of the amounts to be lent pursuant to this Section 3.3.2. (which loans, whether made by the General or the Limited Partner pursuant to this Section 3.3.2, shall be called “Optional Partner Loans”) The Limited Partner may exercise such rights by giving the General Partner notice of such election within such 30 day period. In no case will the General Partner or the Limited Partner be obligated to make any loan to the Partnership other than any amounts that such Partner elects to lend pursuant to this Section 3.3.2.

3.3.3        Interest Rate.  All Optional Partner Loans shall earn interest at a per annum rate to be determined by the General Partner and shall be reimbursed to the Partners from Net Cash Flow as provided in Section 4.4.

3.4           Deficit Restoration Election.  The Limited Partner shall have the option, exercisable at any time and from time to time, to elect to have the obligation pursuant to Treasury Regulation § 1.704-1(b)(2)(ii)(b)(3) to contribute to the capital of the Partnership the amount necessary to restore a deficit balance in such Limited Partner’s Capital Account to zero in the event the Partnership is “liquidated” within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), or such lesser amount as may be designated by the Limited Partner making such election. The amount that the Limited Partner elects to restore shall be hereinafter referred to as the “Deficit Restoration Obligation”. Any such election shall be made pursuant to a written notice to the General Partner (“Deficit Restoration Notice”), which Deficit Restoration Notice shall specify the total amount of the Deficit Restoration Obligation of such Partner and which shall be effective for the taxable year which it is received, and thereafter, unless modified as hereinafter provided. A Limited Partner may amend or revoke a Deficit Restoration Notice delivered pursuant hereto; provided, however, that in no event shall a Limited Partner reduce the amount of the Deficit Restoration Obligation to an amount that, after adjustment for such reduction, shall cause such Partner to have an Adjusted Capital Account Deficit.

3.5           No Further Obligation.  Except as expressly provided for in or contemplated by this Article III and Section 7.7, no Partner shall have any obligation to provide funds to the Partnership, whether by contributions to capital, loans, return of monies received pursuant to the terms of this Agreement or otherwise.

ARTICLE IV

ALLOCATIONS, NET CASH FLOW AND DISTRIBUTIONS

4.1           Allocations.

4.1.1        In General.  The recognition and classification of the items of income, gain, loss and deduction of the Partnership (whether recognized prior to or during Winding Up) shall be the same for purposes of this Section 4.1 as their recognition and classification for federal income tax purposes, determined (i) without regard to any Section 754 Election that may have been made and (ii) without regard to any provision of the Code that provides that an item of income or gain is not includable in gross income or that an expenditure is not deductible or chargeable to a capital account.

4.1.2        Net Income and Loss.  Net Income and Net Loss shall be allocated to the Partners in accordance with their respective Capital Percentages.

4.1.3        Restrictions on Allocations.  Notwithstanding anything to this Section 4.1 to the contrary:

(i)            The Net Loss allocated to a Partner pursuant to Section 4.1 hereof shall not exceed the maximum amount of Net Loss that can be so allocated without causing such Partner to have an Adjusted Capital Account Deficit at the end of the fiscal year. All Net Loss in excess of the limitation set forth in this. Section 4.1.3(i) shall be allocated to the other Partners to the extent that such allocation would not cause such other Partners to have an Adjusted Capital Account Deficit.

(ii)           In the event a Partner receives any adjustments, allocations or distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d), (4), (5) or (6), items of Net income shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted. Capital Account Deficit of such Partner as quickly as possible.

(iii)          In the event a Partner has an Adjusted Capital Account Deficit at the end of any Partnership fiscal year, such Partner shall be specially allocated items of Net Income in the amount and manner sufficient to eliminate, to the extent required by Treasury Regulations, the Adjusted Account Deficit of such Partner as quickly as possible.

(iv)          Notwithstanding any other provision of this Agreement, but subject to the exceptions set forth in Treasury Regulation Section 1.704-2(f)(2), (3), (4) or (5), if there is a net decrease in Minimum Gain during a Partnership fiscal year, the Partners must be allocated items of Net Income for such year (and, if necessary, subsequent years) in the proportion to, and to the extent of, an amount equal to such Partner’s share of the net decrease in Minimum Gain (as such share is determined in accordance with Treasury Regulation Section 1.704-2(g)(2)). The Minimum Gain chargeback shall consist first of Net Income from the disposition of Partnership assets subject to nonrecourse liabilities of the Partnership with the remainder of the Minimum Gain chargeback, if any, made up of a pro rate portion of the Partnership’s other items of Net Income for such year and shall be determined in accordance with Treasury Regulation §§ 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provisions. If such Net Income from the disposition of Partnership assets exceeds the amount of Minimum Gain chargeback, a proportionate share of each item of such Net Income shall constitute a part of the Minimum Gain chargeback.

(v)           Notwithstanding any other provision of this Agreement, but subject to the exceptions referenced in Treasury Regulation § 1.704-2(i)(4), if there is a net decrease in Partner Minimum Gain during any Partnership year, items of income and gain for such year (and, if necessary subsequent years) shall first be allocated to each Partner with a share of that Partner Minimum Gain in proportion to, and to the extent of, an amount equal to such Partner’s share of the net decrease in Partner Minimum Gain (as such share is determined in accordance with Treasury Regulation § 1.704-2(i)(4)). The items to be so allocated shall be determined in accordance with Treasury Regulation § 1.704-2(i)(4), or any successor provision.

(vi)          Nonrecourse Deductions for any taxable year shall be allocated among the Partners in the same manner as are the other profits and losses of the Partnership for such year. Partner Nonrecourse Deductions for any taxable year should be allocated among the Partners in accordance with Treasury Regulation § 1.704-2(i)(1).

(vii)         The allocations set forth in this Section 4.1.3 (“Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulation §§ 1.704-1 and 1.704-2. Notwithstanding any other provision of this Section 4.1 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other Net Income and Net Loss among the Partners so that, to the extent possible, the net amount of such allocations of other Net Income and Net Loss and the Regulatory Allocations to the Partners shall be equal to the net amount that would have been allocated to such Partners if the Regulatory Allocations had not occurred.

4.1.4        Contributed Property.  Items of income, gain, loss, and deduction with respect to an asset contributed to the Partnership by a Partner that has a fair market value at the time of such contribution which is different from it adjusted tax basis shall, for tax purposes only, be allocated among the Partners in the manner provided under section 704(c) of the Code and Treasury Regulations thereunder so as to take into account any variation between the basis of the property of the Partnership and its fair market value at the time of contribution.

4.2           Computation of Capital Account.  The balance of the “Capital Account” of a Partner is initially zero and as of any date is increased by (i) the amount of cash contributed by that Partner to the Partnership on or prior to that date, (ii) the fair market value of any property (reduced by any liabilities which are assumed by the Partnership or to which such. property is subject) that is contributed by that Partner to the Partnership on or prior to that date and (iii) any item of Partnership income or gain that is allocated to such Partner pursuant to Section 4.1 on or prior to that date; and is decreased by (iv) any Partnership deduction or loss that is allocated to such Partner pursuant to Section 4.1 on or prior to that date, (v) the amount of cash distributed by the Partnership to such Partner on or prior to that date (other than in respect of Optional Partner Loans) and (vi) the fair market value of any property (reduced by any liabilities which are assumed by the distributee Partner or to which the property is subject) that is distributed by the Partnership to the Partner on or prior to that date. Allocations pursuant to Section 4.1.4 shall not be taken into account for capital account purposes.

4.3           Net Cash Flow.  “Net Cash Flow” shall mean all gross income and revenues received by the Partnership, less (i) all accrued and unpaid or unfunded costs and expenses of the Partnership and (ii) all reasonable reserves established by the General Partner for working capital requirements or to provide funds for other contingencies. Such gross income and revenues shall include but not be limited to all revenues from Partnership operations, all rebates and refunds, all insurance proceeds, all financing proceeds and all other revenues received by the Partnership. Net Cash Flow shall be determined in accordance with usual and customary partnership accounting principles and practices.

4.4           Distributions of Net Cash Flow.  The General Partner shall determine the availability of Net Cash Flow for distribution, and shall distribute such available Net. Cash Flow at such reasonable intervals as it may select, on an annual, quarterly or more frequent basis. To the extent Net Cash Flow is available, such distributions shall be made in the following order and amounts:

(i)            First, net Cash Flow shall be distributed to Partners in repayment of Optional Partner Loans (including accrued and unpaid interest thereon) in proportion to the relative amounts owed to each Partner; and

(ii)           Second, the remainder of the Net Cash Flow shall be distributed to the Partners in accordance with their respective Capital Percentages.

ARTICLE V

ACCOUNTING AND TAX MATTERS

5.1           Accounting Records: Accounting Year.  The books and records of the Partnership shall be kept on an accrual basis, in accordance with usual and customary partnership accounting principles and practices, and shall be maintained by reference to an accounting year which shall be the fiscal year ending on the Sunday nearest to the end of the month of November or any other accounting year so designated by the General Partner. The General Partner shall keep or cause to be kept full and proper accounts of all transactions of the Partnership, and, within 30 days following the written request of the Limited Partner, shall make and distribute or cause to be made and distributed to the Limited Partner a full and detailed statement showing the operations of the Partnership for the period requested, including without limitation a statement of the accounts of each of the Partners on the Partnership books and records.

5.2           Inspection.  The books and records of the Partnership shall be maintained at the Partnership Office, and shall be open to inspection by the Limited Partnership at all reasonable times during the day.

5.3           Tax Matters.

5.3.1        Tax Returns.  The General Partner shall prepare and file all income tax returns of the Partnership and shall furnish copies thereof to the Limited Partner. The General Partner, on behalf of the Partnership and at the time and in the manner provided in Treasury Regulation § 1.754-1(b), may make an election to adjust the basis of Partnership property in the manner provided in Sections 734(b) and 743(b) of the Code (“a Section 754 Election”).

5.3.2        Tax Matters Partner.  The General Partner shall be the “tax matters partner” of the Partnership, within the meaning of Section 6231(a)(7) of the Code and any regulations issued thereunder, unless the Code or the regulations issued thereunder require another person to be the tax matters partner. As tax matters partner, the General Partner covenants and agrees with the Limited Partner that (i) upon audit, after the receipt of a final partnership administrative adjustment for a taxable year, the General Partner will not file a “petition for readjustment of the partnership items”, within the meaning of Section 6226 of the Code, in any court other than the United States Tax Court, without the consent of the Limited Partner and (ii) the General Partner will not agree, pursuant to Section 6229(b)(l)(B) of the Code, to extend the period for assessing any tax imposed by subtitle A of the Code with respect to any person that is attributable to any partnership item (or affected items) of the Partnership without the consent of the Limited Partner.

5.3.3        Expenses.  The expenses, if any, which the General Partner incurs in fulfilling its covenants pursuant to this Section 5.3 shall be expenses of the Partnership.

5.4           Income Tax Elections.  The General Partner shall have the right to make any applicable elections under the Code which, in its judgment, are in the best interests of the Partnership.

ARTICLE VI

TRANSFERS OF PARTNERSHIP INTERESTS

Each of the Partners has entered into this Agreement, in part, based upon the identity of the other Partner and the persons or entities who hold interests or are principals in the other Partner. The sale, assignment, pledge, or other encumbrance or disposition by any Partner of its interest in the Partnership shall be prohibited without the consent of the other Partners, and any attempt to sell, assign, pledge, or otherwise encumber or dispose of such an interest without such consent shall be null and void.

ARTICLE VII

DISSOLUTION, WINDING UP AND TERMINATION

7.1           Causes.

7.1.1        In General.  Each Partner expressly waives any right which it might otherwise have to dissolve the Partnership except as set forth in this Section 7.1. The Partnership shall be dissolved only upon the occurrence of any of the following events:

(i)            the withdrawal, removal, Bankruptcy (as defined in Section 7.1.2), dissolution or liquidation of the General Partner, except as contemplated in Article VI;

(ii)           the unanimous agreement of the Partners to dissolve the Partnership; or

(iii)          the occurrence of any other circumstance which by law, would require the Partnership to be dissolved.

Nothing contained in this Section 7.1 is intended to grant to any Partner the right to dissolve the Partnership at will (by withdrawal or otherwise), or to exonerate any Partner from liability to the Partnership and the remaining Partners if it dissolves the Partnership at will. Any dissolution at will of the Partnership shall be in contravention of this Agreement.

7.1.2        Bankruptcy.  The “Bankruptcy” of a Partner shall be deemed to have occurred for purposes of this Section 7.1 upon the occurrence of any of the following:

(i)            commencement by such Partner of any proceeding seeking relief under any bankruptcy or insolvency law, including but not limited to a reorganization, arrangement, readjustment of debt, receivership, trusteeship or liquidation (hereinafter referred to as “Bankruptcy Proceeding”);

(ii)           acquiescence by such Partner in any Bankruptcy Proceeding commenced or brought against such Partner by any other party or parties, it being deemed that such Partner has acquiesced in any such Bankruptcy Proceeding that is not dismissed within 60 days after the commencement thereof or if such Partner, by action, inaction or answer, approves of, consents to or admits the material allegations of any petition filed in connection therewith or defaults in answering any such petition;

(iii)          final adjudication of such Partner as bankrupt or insolvent;

(iv)          expiration of 60 days without termination, dismissal or discharge of the appointment of a trustee, receiver or liquidator, with or without such Partner’s consent, for all or any substantial part of the property of such Partner, whether or not including such Partner’s Partnership Interest; or

(v)           execution by such Partner of an assignment for the benefit of creditors.

7.1.3        Effective Date and Reconstitution.  The dissolution shall be effective on the day the event occurs giving rise to the dissolution, but the Partnership shall not terminate until all of its affairs have been wound up and all Partnership assets distributed as provided in this Article VII.  In the event the Partnership is dissolved for any other reason, the General Partner shall promptly furnish written notice of the dissolution to the Limited Partner. The Limited Partner may elect, in writing, within 90 calendar days following transmission of the notice, to reconstitute the partnership with one or more new general partners. The appointment of any new general partner(s) shall be effective as of the day the event occurred giving rise to the dissolution. Each new general partner appointed by the Limited Partner pursuant to this Section 7.1.3 shall make arrangements satisfactory to the General Partner to release the General Partner from and indemnify it against any personal liability for any debts, obligations or liabilities of the new partnership formed in accordance with this Section 7.1.3, and the Partnership Interest of the General Partner shall thereafter be in all instances identical to the Partnership Interest of the Limited Partner, with an interest, in distributions equal to its interest in distributions as a General Partner.

7.2           Liquidator.

7.2.1        In General.  If the Partnership is dissolved and is not reconstituted pursuant to Section 7.1.3, the General Partner (or in the event that the General Partner has withdrawn, or has liquidated or dissolved or become bankrupt, or has wrongfully dissolved the Partnership, a liquidator selected by the Limited Partner) shall commence to wind up the affairs of the Partnership and to liquidate and sell its assets. The party actually conducting such liquidation in accordance with the foregoing sentence, whether the General Partner or a liquidator selected by the Limited Partner) shall have sufficient business expertise and competence to conduct the Winding Up and termination of the Partnership and, in the course thereof, to cause the Partnership to perform any contracts which the Partnership then has or thereafter enters into. The Liquidator shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Partnership property pursuant to such liquidation, having due regard for the activity and condition of the relevant market and general financial and economic conditions. The Liquidator (other than the General Partner) shall be entitled to receive such reasonable compensation for its services as shall be agreed upon by the Liquidator and the Limited Partner.

7.2.2        Successor Liquidator.  The Liquidator may resign at any time by giving 15 days’ prior written notice and may be removed at any time, with or without cause, by written notice of removal signed by the Limited Partner. Upon the death, dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all the rights, powers and duties of the original Liquidator) will, within 30 days thereafter, be appointed by the Limited Partner. The right to appoint a successor substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions hereof, and every reference herein to the Liquidator will be deemed to refer also to any such successor or substitute Liquidator appointed in the manner herein provided.

7.2.3        Powers.  The Liquidator shall have and may exercise, without further authorization or consent of any of the parties hereto or their legal representatives or successors in interest, all of the powers conferred upon the General Partner under the terms of this Agreement, to the extent necessary or desirable in the good faith judgment of the Liquidator to perform its duties and functions. The Liquidator (if not the General Partner) shall, while acting in such capacity on behalf of the Partnership, be entitled to the indemnification rights set forth in Section 2.7.

7.3           Court Appointment of Liquidator.  If, within 90 days following the date of dissolution, a Liquidator or successor Liquidator has not been appointed in the manner provided herein, any interested party shall have the right to make application to the then senior United States Federal District Judge (in his individual and not judicial capacity) for that Federal District of Texas in which the Partnership Office is situated for appointment of the Liquidator or successor Liquidator, and the Judge, acting as an individual and not in his judicial capacity, shall be fully authorized and empowered to appoint and designate the Liquidator or successor Liquidator who shall have all the powers, duties, rights and authority of the Liquidator herein provided.

7.4           Liquidation.  In the course of the Winding Up and terminating the business and affairs of the Partnership, its assets (other than cash) shall be sold, its liabilities and obligations to creditors (including any loans made by Partners) and all expenses incurred in its liquidation shall be paid, and all resulting revenues and Costs shall be credited or charged to the Capital Accounts of the Partners in accordance with Article IV. Notwithstanding the foregoing, the Liquidator, in its sole and absolute discretion, may distribute to the Partners in lieu of a sale all or any portion of the Partnership’s properties. Otherwise, all Partnership property shall be sold upon liquidation of the Partnership and no Partnership property shall be distributed in kind to the Partners except by agreement of all of the Partners. If the interest of the Partnership in the Partnership property is to be distributed in kind, the Liquidator shall determine the fair market value of such Partnership property and the Capital Accounts of the Partners shall be adjusted for the gain or loss that would have been recognized if the Partnership property to be distributed had been sold by the Partnership for such fair market value. Thereafter, the net proceeds from such sales (after deducting all selling costs and expenses in connection therewith) and, at the expiration of the period referred to in Section 7.5, the balance in the reserve account referred to in Section 7.5 shall be distributed among the Partners in the ratio of and to the extent of the then credit balances in the Capital Accounts. Any Partnership properties that are to be distributed in kind shall be distributed among the Partners in the ratio of and to the extent of the then credit balances in the Capital Accounts and the Capital Accounts shall be adjusted by the fair market value of such distributed property as if the proceeds thereof had been distributed to the Partners, net of any gain or loss theretofore recognized in the Capital Accounts. If, following the adjustments to Capital Accounts pursuant to this Section 7.4, the Limited Partner has a negative Capital Account balance, the Limited Partner shall not be required to contribute cash to the Partnership in an amount equal to such negative Capital Account balance. The Liquidator shall be instructed to use all reasonable efforts to effect complete liquidation of the Partnership within one year after the date the Partnership is dissolved. Each holder of a Partnership Interest shall look solely to the assets of the Partnership for all distributions and shall have no recourse therefor (upon dissolution or otherwise) against any Partner or the Liquidator. Upon the completion of the liquidation of the Partnership and the distribution of all Partnership funds, the Partnership shall terminate and the General Partner (or the Liquidator, as the case may be) shall have the authority to execute and record all documents required to effectuate the dissolution and termination of the Partnership.

7.5           Creation of Reserves.  After making payment or provision for payment of all debts and liabilities of the Partnership and all expenses of liquidation, the Liquidator shall set up, for a period not to exceed one year after the date of dissolution, such cash reserves as the Liquidator may deem reasonably necessary for contingent or unforeseen liabilities or obligations of the Partnership.

7.6           Final Audit.  Within a reasonable time following the completion of the liquidation, the Liquidator shall supply to each of the Partners a statement (certified by the Partnership’s independent certified public accountants if the Limited Partner shall so request), which shall set forth the assets and the liabilities of the Partnership as of the date of complete liquidation, each Partner’s pro rata portion of distributions pursuant to Section 7.4 and the amount retained as reserves by the Liquidator pursuant to Section 7.5

7.7           General Partner Contribution.  On dissolution of the Partnership, the General Partner will contribute to the Partnership an amount of cash equal to the lesser of (A) the deficit balance in the General Partner’s Capital Account or (B) the excess of 1.00% of the total Capital Contributions of the Limited Partner over the total Capital Contributions of the General Partner.

ARTICLE VIII

MISCELLANEOUS

8.1           Notices and Approvals.  All notices, requests, statements, offers, acceptances or other matters required or permitted to be given or furnished hereunder to any Partner shall be deemed sufficiently given or furnished if in writing and personally delivered to such Partner, or deposited in the United States mail; in a sealed envelope, certified mail with return receipt requested, with postage prepaid, addressed to such Partner at the address of such partner as provided on Exhibit A or at such other address as such Partner shall have previously designated by notice under this Section 8.1 to the Partner giving such notice, request, statement, offer, acceptance or other writing. For purposes of this Agreement, the date of the giving of notice shall be the date of delivery, if personally delivered, or five business days after the date deposited in the mail. Any approval or consent required by the General Partner shall be deemed given if given by the President or any vice president of the General Partner.

8.2           Applicable Law.  This Agreement is entered into and shall be construed and enforced in accordance with the applicable laws of the State of Texas without giving effect to principles of conflicts of laws.

8.3           Successors and Assigns.  This Agreement shall be binding upon the Partners, their heirs, executors, administrators, legal representatives and permitted, successors and assigns, any or all of whom shall execute and deliver all necessary documents required to carry out the terms of this Agreement.

8.4           Amendments.  This Agreement may be amended from time to time by agreement of the Partners; provided, however, that no variations, modifications, amendments or changes herein or hereof shall be binding upon any party or parties hereto unless reduced to writing and executed by such party or parties.

8.5           Entire Agreement.  This Agreement embodies the entire agreement and understanding among the Partners relating to the subject matter hereof, and shall supersede any prior agreements and understandings relating to such subject matter.

8.6           Waiver of Partition.  Notwithstanding any statute or principle of law to the contrary, each partner hereby agrees that, during the term of the Partnership, it shall have no right (and hereby waives any right that it might otherwise have had) to cause any Partnership property to be partitioned or distributed in kind (except as permitted by Section 7.4).

8.7           Counterparts.  This Agreement may be executed in counterparts, each of which shall be an original but all of which shall constitute but one document.

EXECUTED by the undersigned as of the date first written above.

SEALY TEXAS MANAGEMENT, INC. GENERAL PARTNER

By:	Kenneth L. Walker
Kenneth L. Walker

Title:	Vice President, General Counsel and
Secretary

SEALY TEXAS HOLDINGS LLC LIMITED PARTNER

By:	E. Lee Wyatt
E. Lee Wyatt

Title: Vice President

EXHIBIT A

	Address	Capital Percentage

General Partner Sealy Texas Management, Inc.	One Office Parkway Trinity, NC 27370	1%

Limited Partner Sealy Texas Holdings, LLC	One Office Parkway Trinity, NC 27370	99%